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Filed by Harrah's Entertainment, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Harrah's Entertainment, Inc.
Commission File No.: 001-10410

        On July 15, 2004 Harrah's Entertainment, Inc. ("Harrah's") and Caesars Entertainment, Inc. ("Caesars") issued a joint press release announcing that Harrah's and Caesars had entered into an Agreement and Plan of Merger, dated as of July 14, 2004. The merger agreement was filed by Harrah's on Form 8-K today, July 15, 2004, and is incorporated by reference into this filing. The text of the joint press release is as follows:

Contact:	Brad Belhouse—Investors Harrah's Entertainment, Inc. (702) 407-6367	Josh Hirsberg—Investors Caesars Entertainment, Inc. (702) 699-5269
	Gary Thompson—Media Harrah's Entertainment, Inc. (702) 407-6529	Robert Stewart—Media Caesars Entertainment, Inc. (702) 699-5043

Release #HET 07-0457

Harrah's Entertainment To Acquire Caesars Entertainment,
Create World's Largest Distributor of Casino Entertainment

        LAS VEGAS, July 15, 2004—Harrah's Entertainment, Inc. (NYSE:HET) has signed a definitive agreement to acquire Caesars Entertainment, Inc. (NYSE:CZR) in a cash and stock transaction that would be the largest in gaming-industry history.

        The boards of directors of both companies have unanimously approved the transaction, which remains subject to approvals by Harrah's and Caesars shareholders and regulatory agencies.

        Under terms of the agreement, Caesars shareholders will receive an aggregate of $1.8 billion in cash and 66.3 million shares of Harrah's Entertainment common stock. Caesars shareholders will be able to elect to receive solely shares of Harrah's common stock or cash, to the extent available.

        Based on the closing price of Harrah's Entertainment stock on July 14, 2004, the transaction would value each share of Caesars common stock at $16.96. The total transaction value, including assumption of Caesars debt, would be approximately $9.44 billion.

        The agreement calls for a certain number of Caesars' current directors to join the Harrah's Entertainment board.

        Caesars operates 28 casinos with about 2 million square feet of gaming space and approximately 26,000 hotel rooms. The company has a significant presence in Las Vegas, Atlantic City, and Mississippi and its brands are among the most highly regarded in the gaming industry.

        Harrah's operates 28 casinos with about 1.7 million square feet of gaming space and approximately 15,650 hotel rooms.

        "This acquisition will solidify Harrah's position as the pre-eminent distributor of casino entertainment," said Gary Loveman, Harrah's Entertainment president and chief executive officer. "We are adding attractive assets in stable markets with outstanding long-term growth prospects where we have a demonstrated record of success. Our network will also be enhanced as Caesars provides us access to new markets and new customers, which will bolster what is already the world's largest player-loyalty program.

        "Harrah's has achieved noteworthy success by developing and implementing capabilities across our network of properties that increase customer loyalty and improve operating efficiency," said Loveman. "We believe we can enhance Caesars' performance by deploying our capabilities into its operations. We estimate we can realize approximately $80 million of synergies in the first full year of the acquisition, with significantly more expected over time."

        "This is an outstanding transaction for both parties," said Stephen Bollenbach, Caesars Entertainment chairman. "Harrah's strong leadership and operating proficiency will take Caesars' assets to another level of performance. At the same time, the transaction delivers excellent value to our shareholders—including an ownership position in the world's largest and most diversified gaming company—and significant growth opportunities for our employees."

        "We are particularly pleased to be acquiring some of the premier properties on the Las Vegas Strip, in Atlantic City and on the Mississippi Gulf Coast," Loveman said. "This will afford the customers of both companies the widest range of resort destinations offered by any gaming operator and will enhance the casino-industry's most recognized customer-loyalty program."

        The transaction represents a multiple of approximately 8.0 times analysts' estimates of Caesars' 2005 earnings before interest, taxes, depreciation and amortization (EBITDA), before consideration of any synergies. The transaction is expected to close in about a year, depending on approvals by regulators and shareholders of both companies. Harrah's expects to maintain its investment-grade rating following the transaction.

        Deutsche Bank Securities Inc. and Latham & Watkins LLP advised Harrah's in the transaction. UBS Investment Bank and Skadden, Arps, Slate, Meagher & Flom LLP advised Caesars.

        Harrah's will host a conference call July 15, 2004, at 9 a.m. Eastern Daylight Time to discuss the transaction. Those interested in participating in the call should dial 1-888-399-2695, or 1-706-679-7646 for international callers, approximately 10 minutes before the call start time.

        A taped replay of the conference call can be accessed at 1-800-642-1687, or 1-706-645-9291 for international callers, beginning at noon EDT July 15. The replay will be available through 11:59 p.m. EDT on Wednesday, July 21. The passcode number for the replay is 8790634.

        Interested parties wanting to listen to the live conference call on the Internet may do so on the company's web site—www.harrahs.com—in the Investor Relations section behind the "About Us" tab.

        Founded 66 years ago, Harrah's Entertainment, Inc. owns or manages through various subsidiaries 28 casinos in the United States, primarily under the Harrah's brand name. Harrah's Entertainment is focused on building loyalty and value with its valued customers through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership.

        More information about Harrah's is available at www.harrahs.com.

        Caesars Entertainment, Inc. is one of the world's leading gaming companies. With $4.5 billion in annual net revenue, 28 properties on four continents, 26,000 hotel rooms, two million square feet of casino space and 53,000 employees, the Caesars portfolio is among the strongest in the industry. Caesars casino resorts operate under the Caesars, Bally's, Flamingo, Grand Casinos, Hilton and Paris brand names. The company has its corporate headquarters in Las Vegas.

        More information about Caesars is available at www.caesars.com.

Additional Information about the Merger and Where to Find It

        This release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Harrah's and Caesars and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

        Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah's and Caesars disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional Information about the Acquisition and Where to Find It

        In connection with Harrah's proposed acquisition of Caesars ("Acquisition"), Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF HARRAH'S AND CAESARS ARE URGED TO READ THE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Harrah's by directing a written request to: Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations or Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

        Harrah's, Caesars and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars and Harrah's in connection with the Acquisition. Information about those executive officers and directors of Harrah's and their ownership of Harrah's common stock is set forth in the Harrah's Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for

Harrah's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2004. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Harrah's, Caesars and their respective executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Harrah's Entertainment To Acquire Caesars Entertainment, Create World's Largest Distributor of Casino Entertainment